UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-11727

ENERGY TRANSFER, LP

(Exact name of registrant as specified in its charter)

8111 Westchester Drive, Suite 600
Dallas, Texas 75225
(214) 981-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common units	2.50% Senior Notes due 2018	6.70% Senior Notes due 2018
9.70% Senior Notes due 2019	9.00% Senior Notes due 2019	4.15% Senior Notes due 2020
4.65% Senior Notes due 2021	5.20% Senior Notes due 2022	3.60% Senior Notes due 2023
4.90% Senior Notes due 2024	7.60% Senior Notes due 2024	4.20% Senior Notes due 2027
4.05% Senior Notes due 2025	4.75% Senior Notes due 2026	8.25% Senior Notes due 2029
4.90% Senior Notes due 2035	6.625% Senior Notes due 2036	7.50% Senior Notes due 2038
6.05% Senior Notes due 2041	6.50% Senior Notes due 2042	5.15% Senior Notes due 2043
5.95% Senior Notes due 2043	5.15% Senior Notes due 2045	6.125% Senior Notes due 2045
5.30% Senior Notes due 2047	5.00% Senior Notes due 2022	5.750% Senior Notes due 2020
9.000% Senior Notes due 2024	4.500% Senior Notes due 2023	5.875% Senior Notes due 2022
Floating Junior Notes due 2066

(Title of each class of securities covered by this Form)

None.

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common units: 1	2.50% Senior Notes due 2018: 69	6.70% Senior Notes due 2018: 65
9.70% Senior Notes due 2019: 48	9.00% Senior Notes due 2019: 57	4.15% Senior Notes due 2020: 68
4.65% Senior Notes due 2021: 67	5.20% Senior Notes due 2022: 70	3.60% Senior Notes due 2023: 78
4.90% Senior Notes due 2024: 58	7.60% Senior Notes due 2024: 46	4.20% Senior Notes due 2027: 54
4.05% Senior Notes due 2025: 79	4.75% Senior Notes due 2026: 67	8.25% Senior Notes due 2029: 30
4.90% Senior Notes due 2035: 54	6.625% Senior Notes due 2036: 58	7.50% Senior Notes due 2038: 54
6.05% Senior Notes due 2041: 57	6.50% Senior Notes due 2042: 63	5.15% Senior Notes due 2043: 54
5.95% Senior Notes due 2043: 53	5.15% Senior Notes due 2045: 52	6.125% Senior Notes due 2045: 52
5.30% Senior Notes due 2047: 44	5.00% Senior Notes due 2022: 54	5.750% Senior Notes due 2020: 43
9.000% Senior Notes due 2024: 29	4.500% Senior Notes due 2023: 58	5.875% Senior Notes due 2022: 53
Floating Junior Notes due 2066: 38

Pursuant to the requirements of the Securities Exchange Act of 1934, Energy Transfer, LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ENERGY TRANSFER, LP

		By:	SXL Acquisition Sub LLC
its general partner

Date:	January 19, 2018	By:	/s/ Thomas E. Long
		Name:	Thomas E. Long
		Title:	Chief Financial Officer